May 20, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alan Campbell
Celeste Murphy
Sasha Parikh
Terence O’Brien

Division of Corporation Finance

Re:	Hudson Executive Investment Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed May 6, 2021
File No. 333-252638

Ladies and Gentlemen:

On behalf of our client, Hudson Executive Investment Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 13, 2021 (the “Comment Letter”) with respect to Amendment No. 3 to the Registration Statement on Form S-4 filed with the Commission by the Company on May 6, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 4 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Certain Forecasted Financial Information for Talkspace, page 145

1.

We note your response to prior comment 4. Please revise the disclosure beneath the projections table to quantify Talkspace’s management’s bases and assumptions for the projections with more specificity.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 146 and 147.

May 20, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 195

2.

As you have identified a material weakness in your internal control over financial reporting and have determined that your internal control over financial report is not effective and the disclosure in your amended Form 10-K states that your disclosure controls and procedures were not effective as of December 31, 2020, please revise your disclosure accordingly or provide us your analysis why your disclosure controls and procedures are considered to be effective at December 31, 2020.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 197.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Iliana Ongun at (212) 530-5571.

Very truly yours,
/s/ Iliana Ongun

cc:	Jonathan Dobres, Hudson Executive Investment Corp.

Scott Golenbock, Esq., Milbank LLP

Iliana Ongun, Esq., Milbank LLP

Mark Hirschhorn, Groop Internet Platform, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Rachel W. Sheridan, Esq., Latham & Watkins LLP

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